Exhibit 99.2

ALEXCO RESOURCE CORP. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Alexco Resource Corp. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. It includes those policies and procedures that:

(i)	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions related to acquisitions and dispositions of Alexco’s assets;

(ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that Alexco receipts and expenditures are made only in accordance with authorizations of management and Alexco’s directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Alexco assets that could have a material effect on Alexco’s financial statements.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of Alexco’s internal control over financial reporting as at December 31, 2019 has been audited by PricewaterhouseCoopers LLP, Alexco’s independent registered public accounting firm.

Management assessed the effectiveness of Alexco’s internal control over financial reporting as at December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that Alexco’s internal control over financial reporting was effective as at December 31, 2019.

“Clynton R. Nauman” (signed)	“Michael Clark” (signed)

Clynton R. Nauman Chairman and Chief Executive Officer March 11, 2020	Michael Clark Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Alexco Resource Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Alexco Resource Corp. and its subsidiaries (together, the Corporation) as of December 31, 2019 and 2018, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Corporation's internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2019 and 2018, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 4 to the consolidated financial statements, the Corporation changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Corporation's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Corporation’s consolidated financial statements and on the Corporation's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 11, 2020

We have served as the Corporation's auditor since 2005.

ALEXCO RESOURCE CORP.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2019

(expressed in thousands of Canadian dollars)

	Note	December 31 2019	December 31 2018
Current Assets
Cash and cash equivalents	6	$6,841	$8,576
Accounts and other receivables	7	6,534	6,811
Investments	9	405	351
Inventories	10	1,285	818
Prepaid expenses and other		652	878
		15,717	17,434
Non-Current Assets
Restricted cash and deposits	8	2,777	2,725
Investments	9	924	409
Inventories	10	4,282	4,699
Property, plant and equipment	11, 15	16,048	15,233
Mineral properties	12	89,507	82,226
Embedded derivative asset	13	15,160	9,671
Other assets	16	938	621
Total Assets		$145,353	$133,018

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	14	$5,143	$7,210
Lease liabilities	15	406	-
Environmental services contract loss provision		78	36
Deferred revenue		884	109
Flow-through share premium pending renunciation		205	649
		6,716	8,004
Non-Current Liabilities
Lease liabilities	15	1,040	-
Decommissioning and rehabilitation provision	18	6,202	5,286
Deferred income tax liabilities	24	4,725	3,098
Total Liabilities		18,683	16,388

Shareholders' Equity		126,670	116,630
Total Liabilities and Shareholders' Equity		$145,353	$133,018
COMMITMENTS	30
SUBSEQUENT EVENT	31

APPROVED ON BEHALF OF
THE BOARD OF DIRECTORS

“Terry Krepiakevich”	“Elaine Sanders”

(signed)	(signed)

Director	Director

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars, except per share and share amounts)

	Note	2019	2018
Revenues
Environmental Services Revenue	20	29,206	19,880

Cost of Sales
Environmental Services Costs		23,130	13,828
Total Gross Profit		6,076	6,052

General and administrative expenses	21	17,084	12,170
Mine site care and maintenance	22	2,062	2,603
		19,146	14,773

Operating Loss		(13,070)	(8,721)

Other Income (Expenses)
Other income and expenses	23	(511)	(772)
Loss on investments	9	(3)	(572)
Gain on embedded derivative	13	5,489	3,071
Loss Before Taxes		(8,095)	(6,994)

Income Tax Provision
Deferred	24	820	1,507
Net Loss		(8,915)	(8,501)

Other Comprehensive Income (Loss)
Gain (loss) on FVTOCI investments, net of tax		547	(798)
Items that may be reclassified subsequently to net loss
Cumulative translation adjustments, net of tax		(113)	213
Other Comprehensive Loss (Income)		434	(585)

Total Comprehensive Loss		$(8,481)	$(9,086)

Basic and diluted loss per common share		$(0.08)	$(0.08)

Weighted average number of common shares outstanding		114,158,813	105,034,345

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31

(expressed in thousands of Canadian dollars)

	2019	2018
Cash Flows used in Operating Activities
Net loss	$(8,915)	$(8,501)
Items not affecting cash from operations:
Environmental services contract loss provision	44	(90)
Depreciation of fixed assets and right-of-use assets	2,203	1,601
Amortization of intangible assets	47	51
Share-based compensation expense	4,075	2,580
Finance costs, foreign exchange and other	70	269
Derivative asset gain	(5,489)	(3,071)
Unrealized loss on investments	3	573
Deferred income tax provision	820	1,507
Changes in non-cash working capital balances related to operations
(Increase) decrease in accounts and other receivables	277	(4,107)
Increase in inventories	(51)	(26)
Decrease in prepaid expenses and other current assets	438	650
Decrease (increase) in deferred revenue	771	(88)
(Decrease) increase in accounts payable and accrued liabilities	(1,512)	3,162
	(7,219)	(5,490)
Cash Flows (used in) from Investing Activities
Expenditures on mineral properties	(6,623)	(17,115)
Purchase or disposal of property, plant and equipment	(1,097)	(486)
Decrease (increase) in restricted cash	(12)	4,383
Acquisition of subsidiary	-	(536)
Investment in joint venture	(367)	-
Purchase of investments	(28)	(407)
	(8,127)	(14,161)
Cash Flows from (used in) Financing Activities
Proceeds from issuance of shares	12,135	9,042
Issuance costs	(1,379)	(966)
Repayment of lease liabilities	(599)	-
Proceeds from exercise of warrants	2,687	2,027
Proceeds from exercise of stock options	767	218
	13,611	10,321
Decrease in Cash and Cash Equivalents	(1,735)	(9,330)
Cash and Cash Equivalents - Beginning of Year	8,576	17,906
Cash and Cash Equivalents - End of Year	$6,841	$8,576

SUPPLEMENTAL CASH FLOW INFORMATION (see note 27)

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(expressed in thousands of Canadian dollars)

	Common Shares			Share Options,			Accumulated Other
	Number of Shares	Amount	Warrants	DSU's and RSU's	Contributed Surplus	Accumulated Deficit	Comprehensive Loss	Total
Balance - December 31, 2018	107,998,902	$212,903	$2,494	$5,841	$18,906	$(121,798)	$(1,716)	$116,630

Net loss	-	-	-	-	-	(8,915)	-	(8,915)
Other comprehensive loss	-	-	-	-	-	-	434	434
Share-based compensation expense recognized	-	-	-	4,470	-	-	-	4,470
Credit Facility fee - shares	171,480	211	-	-	-	-	-	211
Equity Offering, net of issuance costs	8,342,200	10,283	105	-	-	-	-	10,388
Exercise of share options	852,500	1,149	-	(384)	-	-	-	765
Exercise of warrants	1,315,266	3,726	(1,039)	-	-	-	-	2,687
Share options forfeited or expired	-	-	-	(442)	442	-	-	-
Release of RSU settlement shares	470,319	840	-	(840)	-	-	-	-

Balance - December 31, 2019	119,150,667	$229,112	$1,560	$8,645	$19,348	$(130,713)	$(1,282)	$126,670

Balance - December 31, 2017	101,280,850	$202,389	$2,092	$6,660	$15,743	$(113,297)	$(1,131)	$112,456

Net loss	-	-	-	-	-	(8,501)	-	(8,501)
Other comprehensive income	-	-	-	-	-	-	(585)	(585)
Share-based compensation expense recognized	-	-	-	2,947	-	-	-	2,947
Flow-through shares equity offering, net of issuance costs and tax	4,703,000	6,701	-	-	-	-	-	6,701
Credit Facility fee - warrants	-	-	938	-	-	-	-	938
Acquistion of Contango Strategies	237,999	416	-	-	-	-	-	416
Shares issued on Option Agreement	281,666	323	-	(106)	-	-	-	217
Exercise of share options	1,167,351	2,563	(536)	-	-	-	-	2,027
Exercise of warrants	10,000	14						14
Share options forfeited or expired	-	-	-	(3,163)	3,163	-	-	-
Release of RSU settlement shares	318,036	497	-	(497)	-	-	-	-

Balance - December 31, 2018	107,998,902	212,903	2,494	5,841	18,906	(121,798)	(1,716)	116,630

The accompanying notes are an integral part of these consolidated financial statements

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

1.	Description of Business and Nature of Operations

Alexco Resource Corp. (“Alexco” or the “Corporation”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005. Effective December 28, 2007, it was continued under the Business Corporations Act (British Columbia). The Corporation operates two principal businesses: a mining business, comprising mineral exploration and mine development in Yukon Territory; and through Alexco Environmental Group (“AEG”), an environmental services business, providing consulting, remediation solutions and project management services in respect of environmental permitting and compliance and site remediation, primarily in Canada and the United States. Subsequent to year end the Corporation entered into a Share Purchase Agreement for the sale of AEG (refer to Note 31).

The Corporation is in the process of exploring and developing its mineral properties. The recoverability of the amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral resources or reserves, successful permitting, the ability of the Corporation to obtain necessary financing to complete exploration and development, and upon future profitable production or proceeds from disposition of each mineral property. The carrying amounts of mineral properties are based on a disposal of part of a mineral property interest, costs incurred to date, adjusted for depletion and impairments and do not necessarily represent present or future values.

Alexco is a public company which is listed on the Toronto Stock Exchange and the NYSE American Stock Exchange (under the symbol AXU). The Corporation’s corporate head office is located at Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216, Vancouver, BC, Canada, V7X 1M9.

2.	Basis of Preparation and Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and were approved for issue by the Board of Directors on March 11, 2020.

These consolidated financial statements have been prepared under the historical cost method, except for derivative financial instruments and certain financial assets which have been measured at fair value. All figures are expressed in Canadian dollars unless otherwise indicated.

3.	Summary of Significant Accounting Policies

The significant accounting policies used in the preparation of these financial statements are summarized below.

(a)	Basis of Consolidation

The Corporation’s consolidated financial statements include the accounts of the Corporation and its subsidiaries. Subsidiaries are entities controlled by the Corporation, where control is achieved by the Corporation being exposed to, or having rights to, variable returns from its involvement with the entity and having the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is obtained by Alexco, and are de-consolidated from the date that control ceases.

The following subsidiaries have been consolidated for all dates presented within these financial statements, and are wholly owned: Alexco Keno Hill Mining Corp., Elsa Reclamation & Development Corporation Ltd. (“ERDC”), Alexco Exploration Canada Corp., Alexco Environmental Group Inc., Alexco Environmental Group Holdings Inc., Alexco Water and Environment Inc. (“AWE”) and Contango Strategies Ltd. All significant inter-company transactions, balances, income and expenses are eliminated on consolidation.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(b)	Cash and Cash Equivalents

Cash and cash equivalents are unrestricted as to use and consist of cash on hand, demand deposits and short term interest-bearing investments with maturities of 90 days or less from the original date of acquisition and which can readily be liquidated to known amounts of cash. Redeemable interest bearing investments with maturities of up to one year are considered cash equivalents if they can readily be liquidated at any point in time to known amounts of cash and they are redeemable thereafter until maturity for invested value plus accrued interest.

(c)	Inventories

Inventories include ore in stockpiles, concentrate and materials and supplies. Ore in stockpiles and concentrate are recorded at the lower of weighted average cost and net realizable value. Cost comprises all mining and processing costs incurred, including labor, consumables, production-related overheads, depreciation of production-related property, plant and equipment and depletion of related mineral properties. Net realizable value is estimated at the selling price in the ordinary course of business less applicable variable selling expenses. Materials and supplies are valued at the lower of cost and replacement cost, costs based on landed cost of purchase, net of a provision for obsolescence where applicable.

When inventories have been written down to net realizable value, a new assessment of net realizable value is made in each subsequent period. When circumstances that caused the write-down no longer exist or when there is clear evidence of an increase in net realizable value, the amount of the write down is reversed.

(d)	Property, Plant and Equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and impairment write-downs. The cost capitalized is determined by the fair value of consideration given to acquire the asset at the time of acquisition or construction, the direct cost of bringing the asset to the condition necessary for operation, and the estimated future cost of decommissioning and removing the asset. Repairs and maintenance expenditures are charged to operations, while major improvements and replacements which extend the useful life of an asset are capitalized.

Depreciation of property, plant and equipment is calculated using the following methods:

Heavy machinery and equipment	5 years straight-line
Land and buildings	20 years straight-line
Leasehold improvements & Other	Over the term of lease, and 2 – 5 years straight-line
Roads, Camp and other site infrastructure	5 -10 years straight-line
Ore-processing mill components	Variously between 5 and 30 years straight-line

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within other gains or losses in earnings.

(e)	Mineral Properties

Exploration and Evaluation Properties

The Corporation capitalizes exploration and evaluation expenses at cost for expenditures incurred after it has obtained legal rights to explore a specific area and before technical feasibility and commercial viability of extracting mineral resources are demonstrable.

All direct and indirect costs relating to the exploration of specific properties with the objective of locating, defining and delineating the resource potential of the mineral interests on specific properties are capitalized as exploration and evaluation assets, net of any directly attributable recoveries recognized, such as exploration or investment tax credits.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation has elected to follow a policy of applying the proceeds received from the silver streaming arrangement with Wheaton Precious Metals (“Wheaton”) explained further in Note 13 as a credit to the carrying value of the Exploration and Evaluation Property. Accordingly, the initial deposit has been applied as an offset against the mineral interest asset.

At each reporting date, exploration and evaluation assets are evaluated and may be classified as mining operations assets upon achieving technical feasibility and determination of commercial viability.

Mining Properties

Mining properties are recorded at cost on a property-by-property basis. The recorded cost of mining properties is based on acquisition costs incurred to date, including capitalized exploration and evaluation costs and capitalized development costs, less depletion, recoveries and write-offs. Capitalized development costs include costs incurred to establish access to mineable resources where such costs are expected to provide a long-term economic benefit, as well as operating costs incurred, net of the proceeds from any sales generated, prior to the time the property achieves commercial production.

Depletion of mining properties is calculated on the units-of-production basis using estimated mine plan resources, such resources being those defined in the mine plan on which the applicable mining activity is based. The mine plan resources for such purpose are generally as described in an economic analysis supported by a technical report compliant with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

(f)	Intangible Assets

Customer relationships, rights to provide services and database assets acquired through business combinations, and acquired patents, are recorded at fair value at acquisition date. All of the Corporation’s intangible assets have finite useful lives, and are amortized using the straight-line method over their expected useful lives.

(g)	Impairment

The carrying amounts of property, plant, equipment, mineral properties and finite-life intangible assets are reviewed and evaluated for indications of impairment. If any such indication exists, an estimate of the recoverable amount is undertaken. If the recoverable amount is less than the carrying amount of the asset, an impairment loss is recognized and the asset is written down to recoverable value.

The recoverable amount is the higher of an asset’s “fair value less cost of disposal” and “value-in-use”. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash-generating unit (“CGU”) to which the asset belongs is determined, with a CGU being the smallest identifiable group of assets and liabilities that generate cash inflows independent from other assets. Exploration and evaluation assets are each separately assessed for impairment, and are not allocated by the Corporation to a CGU for impairment assessment purposes. “Fair value less cost of disposal” is determined as the amount that would be obtained from the sale of the asset or CGU in an arm’s length transaction between knowledgeable and willing parties. In assessing “value-in-use”, the future cash flows expected to arise from the continuing use of the asset or CGU in its present form are estimated using assumptions that an independent market participant would consider appropriate, and are then discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and risks specific to the asset or unit.

Where conditions that gave rise to a recognized impairment loss are subsequently reversed, the amount of such reversal is recognized into earnings immediately, though is limited such that the revised carrying amount of the asset or CGU does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash generating unit.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(h)	Provisions

General

Provisions are recorded when a present legal or constructive obligation exists as a result of past events, where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made.

The expense relating to any provision is presented in profit or loss net of any reimbursement. Provisions are discounted using a current risk-free pre-tax rate that reflects where appropriate the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Decommissioning and Rehabilitation Provision

The Corporation recognizes a decommissioning and rehabilitation provision for statutory, contractual, constructive or legal obligations to undertake reclamation and closure activities associated with property, plant, equipment and mineral properties, generally at the time that an environmental or other site disturbance occurs or a constructive obligation for reclamation and closure activities is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. Provisions are measured at the present value of the expected future expenditures required to settle the obligation, using a risk-free pre-tax discount rate reflecting the time value of money and risks specific to the liability. The liability is increased for the passage of time, and adjusted for changes to the current market-based risk-free discount rate as well as changes in the estimated amount or timing of the expected future expenditures. The associated restoration costs are capitalized as part of the carrying amount of the related asset and then depreciated accordingly.

(i)	Revenue Recognition

Revenue from environmental services are recognized upon the transfer of promised services or goods based on the output appropriate to the particular service contract and when a customer has the ability to direct the use and obtain the benefits from the service or good. The Corporation provides environmental services related to permitting and remediation activities, generally in the mining industry, as well provide engineering, design, construction and operational services related to water treatment systems. The Corporation identifies the performance obligations in the contract, and the obligations are measured by reference to the transaction price. The transaction price is established in the agreement as either a fixed price or rate per hour. If the contract has multiple performance obligations, the Corporation will assign the transaction price to the various performance obligations. The stand-alone selling price for services identified within the contract are determined based on detailed billing schedules included within the underlying contract with the customer or based on comparable projects where relevant. Generally, performance obligations for environmental services are satisfied over time as the service is provided. Revenue is recognized using the input method with the inputs being costs incurred on related projects. The general payment terms are 30 to 60 days once the performance obligations have been satisfied. Typical payments are received 30 days after the invoice has been received by the client.

Management will assess and uses significant judgement to determine whether the Corporation has promised to provide the specified good and service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). In those arrangements where the Corporation obtains control of the specified good or service before they are transferred to the customer, it acts as a principal. In those arrangements where the Corporation is the principal, the Corporation will recognize as revenue the “gross” amount paid by the customer for the specified good or service. If the Corporation acts as an agent, it will record revenue as the net consideration that it retains for the specified good or service that was provided to the customer.

(j)	Share-Based Compensation and Payments

The cost of incentive share options and other equity-settled share-based compensation and payment arrangements is recorded based on the estimated fair value at the grant date and charged to earnings over the vesting period. With respect to incentive share options, grant-date fair value is measured using the Black-Scholes option pricing model. With respect to both restricted share units and deferred share units, the grant-date fair value is determined by reference to the share price of the Corporation at the date of grant. Where share-based compensation awards are subject to vesting, each vesting tranche is considered a separate award with its own vesting period and grant-date fair value. Share-based compensation expense is recognized over the tranche’s vesting period by a charge to earnings, based on the number of awards expected to vest.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(k)	Flow-Through Shares

The proceeds from the offering of flow-through shares are allocated between the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the market value of the shares and the amount the investors pay for the flow-through shares. A liability is recognized for the premium paid by the investors above the share price for each unit. This is subsequently recognized in the results of operations in the period the eligible exploration expenditures are incurred.

(l)	Warrants

When the Corporation issues units that are comprised of a combination of shares and warrants, the value is assigned to shares and warrants based on their relative fair values. The fair value of the shares is determined by the closing price on the date of the transaction and the fair value of the warrants is determined based on a Black-Scholes option pricing model.

(m)	Current and Deferred Income Taxes

Income tax expense comprises current and deferred income taxes. Current and deferred income taxes are recognized in profit or loss except to the extent that they relate to a business combination or to items recognized directly in equity or in other comprehensive income.

Current income taxes are the expected taxes payable or receivable on the taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to taxes payable in respect of previous periods.

Deferred income taxes are recognized using the liability method, on temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. However, deferred income taxes are not recognized if they arise from initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit nor loss. Deferred income taxes are determined using tax rates and laws that have been enacted or substantively enacted at the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets and liabilities are presented as non-current in the financial statements.

Deferred income tax assets and liabilities are offset if there is a legally enforceable right of offset, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred income tax assets are recognized to the extent that it is probable that future taxable profits will be available against which the assets can be utilized.

(n)	Translation of Foreign Currencies

The financial statements of each entity in the group are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Canadian dollars.

The functional currency of all entities in the Corporation group other than AWE is the Canadian dollar, while the functional currency of AWE is the United States dollar. The financial statements of AWE are translated into the Canadian dollar presentation currency using the current rate method as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

•	Assets and liabilities – at the closing rate at the date of the statement of financial position.

•	Income and expenses – at the average rate of the period (as this is considered a reasonable approximation to actual rates).

•	All resulting changes are recognized in other comprehensive income as cumulative translation adjustments.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from the item are considered to form part of the net investment in a foreign operation and are recognized in other comprehensive income.

When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income related to the subsidiary is reallocated between controlling and non-controlling interests.

(o)	Earnings or Loss Per Share

Basic earnings per share is calculated by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is calculated using the treasury share method whereby all “in the money” options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period.

(p)	Financial Instruments

Financial assets and financial liabilities, including derivative instruments, are initially recognized at fair value on the balance sheet when the Corporation becomes a party to the relevant contractual provisions. Measurement in subsequent periods depends on the financial instrument’s classification.

The Corporation classifies the financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVTOCI”) or at amortized cost.

(i)	Classification

The Corporation determines the classification of financial instruments at initial recognition.

Financial assets

a)	Debt - The classification of debt instruments is driven by the Corporation’s business model for managing the financial assets and the relevant contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset's contractual cash flows are comprised solely of payments of principal and interest.

b)	Equity - On the day of acquisition the Corporation makes an irrevocable election (on an instrument-by- instrument basis) to designate them as at FVTOCI. Investments in common shares are held for long term strategic purposes and not for trading. Our equity investments are designated as FVTOCI in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Financial liabilities

Financial liabilities are measured at amortized cost; unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or the Corporation has opted to measure at FVTPL.

(ii)	Measurement

Financial assets and liabilities at FVTPL

Financial assets and liabilities at FVTPL are initially recognized at fair value and transaction costs are expensed in the consolidated statement of loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets or liabilities held at FVTPL are included in the consolidated statement of loss in the period in which they occur. Where the Corporation has opted to designate a financial liability at FVTPL, any changes associated with our own credit risk will be recognized in Other Comprehensive Income (“OCI”).

Financial assets at FVTOCI

Investments in equity instruments at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently, the investments are measured at fair value, with gains and losses arising from changes from initial recognition recognized in OCI.

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently amortized and adjusted by any impairment.

Derivative financial instruments

Derivatives are classified as FVTPL.

Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to the host contracts. However, the classification approach described above is applied to all financial assets, including those that contain embedded derivatives, without the need to separate the embedded derivative from the host contract.

(iii)	Impairment of financial assets

Impairment of financial assets at amortized cost

The Corporation recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

The Corporation is applying the simplified method for trade receivables and is calculating expected credit losses at an amount equal to the lifetime expected credit loss.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

(iv)	Derecognition

Derecognition of financial assets and liabilities

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within other income (expenses). Gains or losses on equity financial assets designated as FVTOCI remain within accumulated OCI.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(v)	Fair value of financial instruments

The fair values of quoted investments in an active market are based on current prices. If there is no active market with a quoted price for a financial asset, the Corporation establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, and option pricing models refined to reflect the financial asset’s specific circumstances.

(q)	Fair Value Measurement

Where fair value is used to measure assets and liabilities in preparing these financial statements, it is estimated at the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions. Fair values are determined from the lowest level significant inputs that are classified within the fair value hierarchy defined under IFRS as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 – Inputs for the asset or liability that are unobservable

(r)	Goodwill

The Corporation recognizes goodwill relating to a business combination when the total purchase price exceeds the fair value of the identifiable assets and liabilities of the acquired business. Goodwill is tested annually for impairment of when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Should there be a recovery in value, there is no reversal of previous impairments of Goodwill.

(s)	Interests in Joint Arrangements

Interests in Joint Arrangements

A joint arrangement can take the form of a joint venture or joint operation. All joint arrangements involve a contractual arrangement that establishes joint control, which exists only when decisions about the activities that significantly affect the returns of the investee require unanimous consent of the parties sharing control. A joint operation is a joint arrangement in which the Corporation has rights to the assets and liabilities relating to the arrangement whereas a joint venture is a joint arrangement in which the Corporation has rights to only the net assets of the arrangement.

Joint ventures are accounted for in accordance with the policy “Investments in Joint Ventures”. Joint operations are accounted for by recognizing the Corporation’s share of the assets, liabilities, revenues, expenses and cash flows of the joint operation in the Corporation’s consolidated financial statements.

Investments in Joint Ventures

Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the Corporation’s proportionate share of the profit and loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. The proportionate share of the joint venture’s profit or loss and other comprehensive income or loss is based on its most recent financial statements. Adjustments are made to align any inconsistencies between our accounting policies and the joint venture’s policies before applying the equity method.

If the Corporation’s share of the joint venture’s losses equal or exceeds the investment in the joint venture, recognition of further losses is discontinued. After the interest is reduced to zero, additional losses will be provided for and a liability recognized only to the extent that we have incurred legal or constructive obligations or made payments on behalf of the joint venture. If the joint venture subsequently reports profits, then the Corporation resumes recognizing its proportionate share of profits only after its share of the profits equals the share of losses not recognized. At the balance sheet date, the Corporation considers whether there are any indicators of impairment in the joint venture. If indicators exist, the Corporation will assess if impairment to the investment in the joint venture needs to be recorded.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(t)	Discontinued Operations

Discontinued operations comprise of a disposal group, which includes a group of assets and liabilities to be disposed of in a single transaction. A disposal group is measured at the lower of its carrying amount and its fair value less costs to sell. The Corporation will measure all assets and liabilities in the disposal group in accordance with applicable standards. The ‘held-for-sale’ criteria must be met at the balance sheet date in order to be classified as such on the balance sheet. If the ‘held-for-sale’ criteria are met between the balance sheet date and the date of issue of the financial statements, this will be disclosed in the financial statements.

(u)	Leases

Accounting policy applicable from January 1, 2019 onwards:

The calculated right-of-use (“ROU”) asset is initially recorded at cost, which comprises the initial amount of the lease liability and any initial direct costs incurred less any lease payments made at or before the initial adoption date. The ROU is depreciated on a straight-line basis over the shorter of the estimated useful life of the asset or the lease term. The lease term includes periods covered by an option to extend if the Corporation’s intention is to exercise that option. The ROU asset is periodically reduced by impairment losses, if any, and adjusted for re-measurements of the lease obligation.

The Corporation elected to apply the practical expedient not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low value assets. These lease payments associated with these leases are recognized as an expense over the lease term. The Corporation incorporates both the lease and non-lease components as part of the total lease payment, as the Corporation elected not to separate non-lease components.

The lease liability is measured at the present value of the expected lease payments over the lease term, discounted at the implicit rate in the lease; if the rate cannot be determined, the incremental borrowing rate is used. The liability is increased for the passage of time and payments on the lease are offset against the lease liability. The liability is subsequently re-measured when there is a change in the lease agreement, such as a change in future lease payments or if the Corporation decides to purchase, extend or terminate the lease option. When the lease liability is re-measured, an adjustment is applied to the carrying value of the ROU asset.

Accounting policy applicable prior to January 1, 2019:

The determination of whether an arrangement is, or contains a lease, is based on the substance of the arrangement from the initial date of the agreement. It requires consideration as to whether the fulfillment of the arrangement is dependent on the use of a identified asset or assets and the arrangement expresses a right to of use the asset.

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards to the Corporation. Operating lease payments are recognized as an expense in the statement of profit or loss over the term of the lease agreement.

4.	New Accounting Standards

The Corporation adopted IFRS 16 Leases (“IFRS 16”) effective January 1, 2019 using the modified retrospective approach. The modified retrospective approach does not require restatement of prior period financial information and the prior period financial information continues to be reported under IAS 17, Leases (“IAS 17”) and IFRIC 4, Determining Whether an Arrangement Contains a Lease (‘IFRIC 4”). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize a right-of-use (“ROU”) asset and a lease obligation at the lease commencement date.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The Corporation completed its review of all existing operating leases and service contracts to identify contracts in scope for IFRS 16 and assessed contracts for embedded leases. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset, and the Corporation has the right to obtain substantially all of the economic benefits from the use of the asset during the term of the arrangement.

The Corporation, on adoption of IFRS 16, recognized lease liabilities in relation to office leases which had previously been classified as operating leases under the principles of IAS 17. Under the principles of the new standard these leases are measured as lease liabilities at the present value of the remaining lease payments, discounted using the Corporation’s incremental borrowing rate as at January 1, 2019. The associated ROU assets have been measured at an amount equal to the lease liability on January 1, 2019. The ROU asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. Furthermore, the ROU asset may be reduced due to impairment losses.

On initial adoption, the Corporation recorded ROU assets of $1,883,000 within property, plant and equipment, measured at an amount equal to the lease liability. The Corporation has elected to use the following practical expedients permitted under the standard:

•	Apply a single discount rate to a portfolio of leases with similar characteristics;
•	Account for leases with a remaining term of less than twelve (12) months as at January 1, 2019 as short-term leases, recognized as an expense over the lease term; and
•	Account for lease payments as an expense and not recognize a ROU asset if the underlying asset is of low dollar value (less than $5,000).

The following table reconciles the Corporation’s operating lease commitments as at December 31, 2018, as previously disclosed in the Corporation’s annual consolidated financial statements, to the lease liability recognized on adoption of IFRS 16 on January 1, 2019.

Adoption of IFRS 16
Lease commitments as at December 31, 2018	$1,440
Less:
Short-term commitments	(50)
Add:
Operating lease obligations on adoption of IFRS 16	1,048
2,438
Impact of discounting	(555)
Lease liability as of January 1, 2019	$1,883

5.	Critical Judgements and Major Sources of Estimation Uncertainty

The preparation of the consolidated financial statements requires management to select accounting policies and make estimates and judgments that may have a significant impact on the consolidated financial statements. Estimates are continuously evaluated and are based on management’s experience and expectations of future events that are believed to be reasonable under the circumstances. The estimates management makes in this regard include those regarding future commodity prices and foreign currency exchange rates, which are an important component of several estimates and assumptions management must make in preparing the financial statements, including but not limited to estimations and assumptions regarding the evaluation of the carrying amount of mineral properties and other assets, the estimation of decommissioning and rehabilitation provisions, the estimation of revenues and the value of the embedded derivative related to sales of concentrate, and the estimation of the net realizable value of inventories. Actual outcomes can differ from these estimates.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The most significant judgments in the application of policy and sources of uncertainty in preparing the Corporation’s financial statements are described as follows:

•	Mineral Reserves and Resources

The determination of the Corporation’s estimated mineral reserves and resources by appropriately qualified persons requires significant judgements regarding the interpretation of complex geological and engineering data including the size, depth, shape and nature of the deposit and anticipated plans for mining, as well as estimates of future commodity prices, foreign exchange rates, capital requirements and production costs. These mineral reserve and resource estimates are used in many determinations required to prepare the Corporation’s financial statements, including evaluating the recoverability of the carrying amount of its property, plant, equipment, mineral properties, embedded derivative and estimating amounts of future taxable income in determining whether to record a deferred tax asset.

•	Impairment and Impairment Reversals of Property, plant, equipment and Mineral properties

The Corporation reviews and evaluates the carrying value of each of its property, plant, equipment and mineral properties for impairment and impairment reversals when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable or previous impairment losses may become recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and estimation uncertainties that may further affect the determination of the recoverability of the carrying amounts of its property, plant, equipment and mineral properties.

Management has assessed potential indicators of impairment and impairment reversals on the Corporation’s property, plant, equipment and mineral properties and has concluded that no impairment or impairment reversal indicators exist as of December 31, 2019.

•	Decommissioning and Rehabilitation Provision

Management’s determination of the Corporation’s decommissioning and rehabilitation provision is based on the reclamation and closure activities it anticipates as being required, the additional contingent mitigation measures it identifies as potentially being required and its assessment of the likelihood of such contingent measures being required, and its estimate of the probable costs and timing of such activities and measures. There is estimation uncertainty in determining such reclamation and closure activities and measures required and potentially required.

•	Mineral Properties - Silver Stream Arrangement

Upon entering into a long-term streaming arrangement linked to production at operations, Management’s judgment was required in assessing the appropriate accounting treatment for the transaction on the closing date and in future periods. We consider the specific terms of the arrangement to determine whether we have disposed of an interest in the reserves and resources of the operation or executed some other form of arrangement. This assessment considers what the counterparty is entitled to and the associated risks and rewards attributable to them over the life of the operation. These include the contractual terms related to the total production over the life of the arrangement as compared to the expected production over the life of the mine, the percentage being sold, the percentage of payable metals produced, the commodity price referred to in the ongoing payment and any guarantee relating to the upfront payment if production ceases. Management concluded that the initial deposit should be applied against the carrying value of the mineral interest.

•	Fair value of derivatives

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and makes estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 13 for further details on the methods and assumptions associated with the measurement of the embedded derivative within the Silver Streaming Interest. Management has applied judgement in concluding that the completion test as discussed in Note 13 will be met prior to December 31, 2020, therefore the capacity related refund is not likely to be owed to Wheaton Precious Metals Corp.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

6.	Cash and Cash Equivalents

	December 31 2019	December 31 2018
Cash at bank and on hand	$6,313	$3,629
Short-term bank deposits	528	4,947

	$6,841	$8,576

7.	Accounts and Other Receivables

	December 31 2019	December 31 2018
Trade receivables[1]	$6,372	$6,689
Interest and other	162	122

	$6,534	$6,811

1.	Trade receivables are derived primarily from the environmental consulting business (AEG)

8.	Restricted Cash and Deposits

	December 31 2019	December 31 2018
Security for decommissioning obligations	$2,611	$2,569
Other	166	156

	$2,777	$2,725

Security for decommissioning obligations includes cash collateral and a surety bond representing security for future reclamation and closure activities for the Bellekeno, Bermingham, Flame & Moth, Lucky Queen and Onek deposits. Subsequent to year end, the Corporation increased the security by $392,000.

9.	Investments

	December 31 2019	December 31 2018
Common shares held	$1,289	$736
Warrants held	40	24

Total investments	1,329	760
Less: current portion	405	351

	$924	$409

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As of December 31, 2019, the Corporation held 11,136,644 common shares of Banyan Gold Corp. (“Banyan”) (December 31, 2018 – 8,736,644) and 995,500 common shares of Golden Predator Mining Corp. (“Golden Predator”) (December 31, 2018 – 1,320,500). As of December 31, 2019, the Corporation also held 2,780,822 warrants of Banyan (December 31, 2018 – 6,155,822) with exercise prices of both $0.15 and $0.09 and expiry dates of July 19, 2020 and April 19, 2021. The Corporation also held 300,000 warrants of Golden Predator (December 31, 2018 – 300,000) with an exercise price of $1.00 per share and an expiry date of December 21, 2020.

During the year ended December 31, 2019, the Corporation recorded a pre-tax loss on investments of $3,000 (2018 – $572,000) on warrants held in Banyan and Golden Predator. The Corporation also recorded in other comprehensive income a fair value adjustment loss adjustment, net of tax of $547,000 (2018 – $798,000) on common shares held in Banyan and Golden Predator.

10.	Inventories

	December 31 2019	December 31 2018
Ore in stockpiles and mill supplies	$4,647	$4,699
Materials and supplies	920	818

Inventory	5,567	5,517

Less: current portion	1,285	818

	$4,282	$4,699

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

11.	Property, Plant and Equipment

Cost	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total
December 31, 2018	$1,709	$5,569	$22,834	$9,312	$1,503	$40,927
Additions	-	15	-	1,000	-	1,015
Change of estimate in decommission provision	-	-	422	-	-	422

December 31, 2019	$1,709	$5,584	$23,256	$10,312	$1,503	$42,364

Accumulated Depreciation	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total
December 31, 2018	$429	$4,869	$11,448	$7,533	$1,415	$25,694
Depreciation	78	153	1,172	528	41	1,972

December 31, 2019	$507	$5,022	$12,620	$8,061	$1,456	$27,666

Net book Value	Land and Buildings	Camp, Roads, and Other Site	Ore Processing Mill	Heavy Machinery and Equipment	Leasehold Improvements & Other	Total
December 31, 2018	$1,280	$700	$11,386	$1,779	$88	$15,233

December 31, 2019	$1,202	$562	$10,636	$2,251	$47	$14,698	(i)

(i)	Refer to Note 15, as amount excludes ROU assets net book value of $1,350,000 as of December 31, 2019

During the year ended December 31, 2019, the Corporation recorded total depreciation of property, plant and equipment of $1,972,000 (2018 – $2,339,000) of which $1,647,000 (2018 – $1,964,000) has been charged to income with $79,000 (2018 – $85,000) recorded in environmental services cost of sales and $1,568,000 (2018 – $1,879,000) reflected under general expenses and mine site care and maintenance.

Of the depreciation recorded for the year ended December 31, 2019, $325,000 (2018 – $375,000) was related to property, plant and equipment used in exploration activities and has been capitalized to mineral properties.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

12.	Mineral Properties

	December 31 2018	Expenditures Incurred	December 31 2019
Mineral Properties
Keno Hill District Properties
Bellekeno	$7,123	$443	$7,566
Lucky Queen	824	117	941
Onek	1,065	40	1,105
McQuesten[i]	1,997	-	1,997
Silver King	4,464	-	4,464
Flame & Moth	28,311	593	28,904
Bermingham	32,084	4,189	36,273
Elsa Tailings	884	-	884
Other Keno Hill Properties	5,474	1,899	7,373

Total	$82,226	$7,281	$89,507

	December 31 2017	Expenditures Incurred	December 31 2018
Mineral Properties
Keno Hill District Properties
Bellekeno	$6,885	$238	$7,123
Lucky Queen	693	131	824
Onek	1,034	31	1,065
McQuesten[i]	1,997	-	1,997
Silver King	4,464	-	4,464
Flame & Moth	22,455	5,856	28,311
Bermingham	23,376	8,708	32,084
Elsa Tailings	884	-	884
Other Keno Hill Properties	2,799	2,675	5,474

Total	$64,587	$17,639	$82,226

(i)	Effective May 24, 2017, and as amended on July 8, 2019, the Corporation entered into an option agreement with Banyan Gold Corp. (“Banyan”) to buy up to 100% of Alexco’s McQuesten property. In three stages, Banyan may earn up to 100% of the McQuesten property, by incurring a minimum $2,600,000 in exploration expenditures ($1,471,000 incurred to December 31, 2019), issue 1,600,000 shares (1,200,000 shares issued), pay in staged payments a total of $2,600,000 in cash or shares and grant Alexco a 6% net smelter return (“NSR”) royalty with buybacks totalling $7,000,000 to reduce to a 1% NSR royalty on gold and 3% NSR royalty on silver. As at December 31, 2019, the option agreement is in good standing.

	Mining Operations Properties	Exploration and Evaluation Properties	Total
December 31, 2019
Cost	$100,073	$79,893	$179,966
Accumulated depletion and write-downs	(90,459)	-	(90,459)
Net book value	$9,614	$79,893	$89,507

December 31, 2018
Cost	$99,472	$73,213	$172,685
Accumulated depletion and write-downs	(90,459)	-	(90,459)
Net book value	$9,013	$73,213	$82,226

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

(a)	Keno Hill District Properties

The Corporation’s mineral interest holdings in the Keno Hill District, located in Canada’s Yukon Territory, are comprised of a number of properties.

The majority of the Corporation’s mineral rights within the Keno Hill District were purchased from the interim receiver of United Keno Hill Mines Limited and UKH Minerals Limited (collectively, “UKHM”) in 2006 and are held by ERDC. As a condition of that purchase, a separate agreement was entered into between Alexco, ERDC, the Government of Canada and the Government of Yukon (the “Subsidiary Agreement”), under which the Government of Canada indemnified ERDC and Alexco from and against all liabilities arising directly or indirectly from the pre-existing environmental condition of the former UKHM mineral rights. The Subsidiary Agreement also provided that ERDC may bring any mine into production on the former UKHM mineral rights by designating a production unit from the mineral rights relevant to that purpose and then assuming responsibility for all costs of the production unit’s water related care and maintenance and water related components of closure reclamation.

Other Subsidiary Agreement terms unchanged by the amended and restated Subsidiary Agreement (“ARSA”) include that ERDC is required to pay into a separate reclamation trust a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units, from any future production from the former UKHM mineral rights, commencing once earnings from mining before interest, taxes and depreciation exceed actual exploration costs, to a maximum of $6.2 million, plus actual development and construction capital. That commencement threshold was achieved during the year ended December 31, 2013, and as at December 31, 2019 a total of $40,000 in such royalties had been paid. Additionally, a portion of any future proceeds from sales of the acquired UKHM assets must also be paid into the separate reclamation trust towards. Also substantially unchanged by the ARSA are the indemnification of pre-existing conditions and the right to bring any mine into production on the former UKHM mineral rights. The rights of the Government of Canada under the Subsidiary Agreement and the ARSA are supported by a general security agreement over all of the assets of ERDC.

The ARSA can be terminated at ERDC’s election should a closure reclamation plan be prepared but not accepted and approved, and at the Government’s election should ERDC be declared in default under the ARSA. As at December 31, 2019, ERDC is in good standing under the terms and conditions of ARSA.

(b)	Mining Operations on Care and Maintenance

The Corporation’s historical mining operations reflected production from one mine, Bellekeno, a primary silver mine with lead, zinc and gold by-products. During the second quarter of 2013, both the Lucky Queen and Onek properties were reclassified from exploration and evaluation assets to mining operations assets as a result of the receipt of remaining operating permits, though neither property has as yet been placed into production.

From September 2013, Bellekeno mining operations were suspended in light of a low silver price environment.

Keno Hill Royalty Encumbrances

As noted above, under the Subsidiary Agreement and unchanged by the ARSA, the former UKHM mineral rights are subject to a 1.5% net smelter return royalty, to an aggregate maximum of $4 million for all production units. Certain of the Corporation’s non-UKHM mineral rights located within or proximal to the McQuesten property are subject to a net smelter return royalty ranging from 0.5% to 2%. Certain other of the non-UKHM mineral rights located within the McQuesten property are subject to a separate net smelter return royalty of 2% all of which are incorporated under the Option Agreement with Banyan. A limited number of the Corporation’s non-UKHM mineral rights located throughout the remainder of the Keno Hill District are subject to net smelter return royalties ranging from 1% to 1.5%.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

13.	Embedded Derivative Asset and Silver Stream

	December 31 2019	December 31 2018
Embedded derivative asset – Beginning of year	$9,671	$6,600

Fair value adjustment	5,489	3,071

Embedded derivative asset – End of year	$15,160	$9,671

On October 2, 2008 (with subsequent amendments on October 20, 2008, December 10, 2008, December 22, 2009, March 31, 2010, January 15, 2013, March 11, 2014 and June 16, 2014), the Corporation entered into a silver purchase agreement (the "SPA") with Wheaton under which Wheaton will receive 25% of the life of mine payable silver produced by the Corporation from its Keno Hill Silver District properties. The SPA anticipated that the initial silver deliveries would come from the Bellekeno property. Under the SPA, the Corporation received up-front deposit payments from Wheaton totaling US$50,000,000, and received further payments of the lesser of US$3.90 (increasing by 1% per annum after the third year of full production) and the prevailing market price for each ounce of payable silver delivered, if as and when delivered. After the initial 40 year term of the SPA, the Corporation is required to refund the balance of any advance payments received and not yet notionally reduced through silver deliveries. The Corporation would also be required to refund the balance of advance payments received and not yet reduced if Wheaton exercised its right to terminate the SPA in an event of default by the Corporation.

On March 29, 2017 the Corporation and Wheaton amended the SPA (the “Amended SPA, such that Wheaton will continue to receive 25% of the life of mine payable silver from the Keno Hill Silver District with a variable production payment based on monthly silver head grade and monthly silver spot price. The actual monthly production payment from Wheaton will be determined based on the monthly average silver head grade at the mill and the monthly average silver spot price, as determined by a grade and pricing curve with an upper ceiling grade of 1,400 grams per tonne (“g/t”) silver and price of US$25 per ounce of silver and a floor grade of 600 g/t silver and price of US$13 per ounce of silver. Additional terms of the amendment include a date for completion of the 400 tonne per day mine and mill completion test, which is reset to December 31, 2020. If the completion test is not satisfied by December 31, 2020, the Corporation will be required to pay a capacity related refund to Wheaton in the maximum amount of US$8,788,000, which can be further proportionately reduced by mine production and mill throughput exceeding 322 tonnes per day for a 30 day period prior to December 31, 2020. The Amended SPA is secured against the Corporation’s mineral properties until repayment of the original deposit of US$50,000,000.

In consideration of the foregoing amendments, the Corporation issued 3,000,000 shares on April 10, 2017 to Wheaton with a fair value of $6,600,000 (US$4,934,948). Under the terms of the Amended SPA, the original US$50,000,000 deposit was notionally reduced by this amount. The variability in the future cash flows to be received from Wheaton upon extraction and delivery of their 25% interest of future production is considered an embedded derivative within this host contract under IFRS 9, Financial Instruments. The embedded derivative asset was initially recorded at fair value based on the value of the consideration paid to Wheaton and is to be re-measured at fair value on a recurring basis at each period end with changes in value being recorded within the Statement of Loss.

As at December 31, 2019, the fair value of the embedded derivative was calculated based on the discounted future cash flows associated with the difference between the original US$3.90 per ounce production payment Wheaton would pay for each payable ounce delivered under the SPA and the new production payment under the Amended SPA which varies depending on the monthly silver head grade and monthly silver price. The model currently relies upon inputs from the pre-feasibility study (the “PFS”), including payable ounces delivered and calculated future silver head grade. This calculation will be further modified upon completion of further studies, mine plans and/or actual production. The valuation model for the embedded derivative utilizes a probability-based dynamic pricing structure as opposed to a static pricing structure. As such, the discount rate used and silver price assumptions are updated quarterly based on the risk-free yield curve and silver price forward curve at quarter end.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

14.	Accounts Payable and Accrued Liabilities

	December 31 2019	December 31 2018
Trade payables	$2,450	$3,567
Accrued liabilities and other	2,693	3,643

	$5,143	$7,210

15.	Leases

a) Right-of-use assets

The Corporation’s significant lease arrangements primarily include contracts for leasing office facilities. As at December 31, 2019, $1,350,000 of right-of-use assets were recorded as part of property, plant and equipment.

December 31 2019
IFRS 16 adoption as at January 1, 2019	$1,883
Depreciation	(533)

$1,350

b) Lease liabilities

As at December 31, 2019, the Corporation recorded, $1,446,000 of lease liabilities. The incremental borrowing rate for lease liabilities initially recognized as of January 1, 2019 was 10.83%.

December 31 2019
IFRS 16 adoption as at January 1, 2019	$1,883
Cash flows: Principal payments	(599)
Non-cash changes: Accretion	162

Lease liability	1,446
Less : current portion	406

$1,040

c) Undiscounted lease payments

As at December 31, 2019, the Corporation’s undiscounted lease payments consisted of the following:

December 31
2019
2020	$540
2021	332
2022	335
2023	321
2024	289

$1,817

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

16.	Other Assets

	December 31 2019	December 31 2018
Equity investment in joint venture[1]	$366	$-
Goodwill	550	550
Intangible assets	22	71

	$938	$621

During the year ended December 31, 2019 the Corporation entered into two new separate joint arrangements to provide remediation and water treatment services at two sites as follows:

Wolverine Project, Yukon Canada

The Corporation partnered with Dena Nezziddi Limited Partnership (“DNLP”) and entered into an agreement with the Yukon Government to construct and operate a water treatment system, expiring December 2020. Under the terms of the agreement, AEG retains title to the water treatment system, and will pay 25% of future profits or proceeds from the potential sale of the water treatment system to DNLP upon completion of the project or on such date and manner agreed to by the parties.

Mount Nansen Project, Yukon, Canada (Equity Investment in Joint Venture)1

AEG and a joint venture partner, JDS Energy and Mining Inc. (“JDS”), entered into an agreement on May 6, 2019 to acquire the abandoned Mount Nansen Mine site (“Mount Nansen”) from the Federal Government of Canada. AEG and JDS formed a limited partnership called Mount Nansen Remediation Limited Partnership (the “Joint Venture” or “MNR”), whereby the Federal Government of Canada will pay MNR to remediate environmental contamination from previous mining activities at Mount Nansen (“the Mount Nansen Agreement”). The Joint Venture provides AEG and JDS with the benefit of the net assets of the joint arrangement, while the rights to the assets and liabilities rest primarily with MNR. AEG and JDS each owns a 50% interest with equal voting rights in MNR and will be jointly responsible for Mount Nansen project remediation work and will share equally in the project’s profitability.

The interest in the Joint Venture is the carrying amount of the investment under the equity method together with any long-term interests that, in substance, form part of AEG’s net investment in MNR.

December 31,
2019
Initial capital on equity investment	$100
Additional capital to equity investment	266

$366

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The following tables are derived from the financial statements of MNR as of December 31, 2019:

a)	Balance Sheet

(expressed in thousands of Canadian dollars)	December 31, 2019
Current assets:
Cash	$199
Work in progress	2,590
Other assets	374
Total current assets	$3,163
Current liabilities
Current payables and other liabilities	$2,433
Equity	730
Total liabilities and shareholders’equity	$3,163

All costs incurred in service of the agreement have been capitalized to the balance sheet on the financial statements of MNR as of December 31, 2019.

17.	Credit Facility

On April 30, 2019, AEG entered into an agreement with the Bank of Montreal for a revolving line of credit (“LOC”) for up to $4,000,000. The LOC has an interest rate of approximately 5.7% on drawn funds, is secured against AEG assets and has customary covenants in place that are tested quarterly. AEG utilized the LOC capacity to post a $1,000,000 letter of credit for a remediation project.

As of December 31, 2019 no amounts have been drawn on the LOC.

18.	Decommissioning and Rehabilitation Provision

	December 31 2019	December 31 2018
Balance – beginning of year	$5,286	$5,055

Increase due to re-estimation	853	163
Accretion expense, included in finance costs	63	68

Balance – end of year	$6,202	$5,286

The Corporation’s decommissioning and rehabilitation provision consists of costs expected to be incurred in respect of future reclamation and closure activities at the end of the life of the Bellekeno, Flame & Moth, Bermingham, Lucky Queen and Onek deposits. These activities include water treatment, land rehabilitation, ongoing monitoring, care and maintenance and other reclamation and closure related requirements.

The total inflation adjusted estimated cash flows required to settle the decommissioning and rehabilitation provision is estimated to be $7,464,000 (December 31, 2018 – $6,561,000), with the expenditures expected to be incurred substantially over the course of the next 20 years. In determining the carrying value of the decommissioning and rehabilitation provision as at December 31, 2019, the Corporation has used a risk-free discount rate of 1.65% (December 31, 2018 – 2.08%) and an inflation rate of 2.0% (December 31, 2018 – 2.0%) resulting in a discounted amount of $6,138,000 (December 31, 2018 – $5,204,000).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

19.	Capital and Reserves

Shareholders’ Equity

The Corporation is authorized to issue an unlimited number of common shares without par value.

The following share transactions took place during the year ended December 31, 2019:

1.	On June 7, 2019, the Corporation completed a bought deal public offering and issued 6,500,000 common shares at a price of US$1.00 per share for aggregate gross proceeds of US$6,500,000. This issuance is under the base shelf prospectus filed on September 21, 2018 as detailed below. The Corporation incurred share issuance costs of US$790,000.

2.	On April 23, 2019 the Corporation completed a private placement, on a bought deal basis, of 1,842,200 flow-through common shares at a price of $1.90 per share for gross proceeds of $3,500,000. The flow-through common shares are comprised of: (i) 1,579,000 flow-through shares with respect to Canadian exploration expenses priced at $1.90 per share; and (ii) 263,200 flow-through shares with respect to Canadian development priced at $1.90 per share.
3.	470,319 common shares were issued from treasury on the vesting of restricted share units (“RSUs”).
4.	852,500 options were exercised for proceeds of $767,000.
5.	1,315,266 warrants were exercised for proceeds of $2,687,000.
6.	171,480 shares were issued for the Credit Facility.

On September 21, 2018 the Corporation filed a short form base shelf prospectus with the securities commissions, which would allow the Corporation to make offerings of common shares, warrants, subscription receipts and/or units up to an aggregate total of $50,000,000 during the 25-month period following September 21, 2018.

Equity Incentive Plans

At the Corporations annual general meeting held June 6, 2019, the shareholders approved three new equity incentive plans consisting of a stock option plan (the “Option Plan”), a restricted share unit plan (the “RSU Plan”) and a deferred share unit plan (the “DSU Plan”) (collectively the “Equity Incentive Plans”), under which the aggregate number of common shares:

i.	On the Option Plan the maximum aggregate number of common shares issuable on the exercise of stock options cannot exceed 10% of the number of common shares issued and outstanding;

ii.	On the RSU Plan the maximum aggregate number of common shares to be issued cannot exceed 3% of the number of common shares issued and outstanding; and

iii.	On the DSU Plan the maximum aggregate number of common shares to be issued cannot exceed 2,100,000.

As at December 31, 2019, a total of 10,465,233 stock options, 663,670 RSUs and 280,000 DSUs were outstanding under the Equity Incentive Plans and a total of 1,449,833 stock options, 2,910,850 RSUs and 1,820,000 DSUs remain available for future granting.

Incentive Stock Options

Generally stock options under the New Option Plan have a maximum term of five years, vest one-third upon grant and one third on each of the first and second anniversary dates of the grant date. The exercise price may not be less than the immediately preceding five day volume weighted average price of the Corporation’s common shares traded through the facilities of the exchange on which the Corporation’s common shares are listed.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

The changes in incentive share options outstanding are summarized as follows:

	Weighted average exercise price	Number of shares issued or issuable on exercise	Amount
Balance – December 31, 2018	$1.66	7,738,833	$5,469

Stock options granted[1]	$1.93	4,053,900	-
Share-based compensation expense	-	-	3,507
Options exercised	$0.90	(852,500)	(383)
Options forfeited or expired	$1.94	(475,000)	(442)

Balance – December 31, 2019	$1.81	10,465,233	$8,151

Balance – December 31, 2017	$2.06	6,546,666	$6,258

Stock options granted	$2.07	2,524,000	-
Share-based compensation expense	-	-	2,480
Options exercised	$0.77	(281,666)	(106)
Options forfeited or expired	$5.39	(1,050,167)	(3,163)

Balance – December 31, 2018	$1.66	7,738,833	$5,469

1.	For 2019 the Corporation changed its date for its annual stock option grant from occurring in January of the following year to December of the current year, resulting in the 2019 calendar year having two annual grants.

During the year ended December 31, 2019, the fair value of options at the date of grant was estimated using the Black-Scholes option pricing model, assuming an average risk-free rate of 1.65% to 1.86% (2018 – 2.01% to 2.16%) per annum, an expected life of options of 4 years (2018 – 4 years), an expected volatility of 62% to 72% based on historical volatility (2018 – 73%), an expected forfeiture rate of 0% to 2% (2018 – 2%) and no expected dividends (2018 – nil).

Incentive share options outstanding and exercisable at December 31, 2019 are summarized as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Number of Shares Issuable on Exercise	Average Remaining Life (Years)	Average Exercise Price	Number of Shares Issuable on Exercise	Average Exercise Price

$0.60	574,333	0.12	$0.60	574,333	$0.60
$0.84	1,180,000	1.12	$0.84	1,180,000	$0.84
$1.27	1,699,000	4.01	$1.27	849,500	$1.27
$1.27	325,000	2.01	$1.27	-	$1.27
$1.73	500,000	1.44	$1.73	500,000	$1.73
$1.75	40,000	2.63	$1.75	40,000	$1.75
$1.76	50,000	4.24	$1.76	25,000	$1.76
$1.78	150,000	1.49	$1.78	150,000	$1.78
$1.93	60,000	3.36	$1.93	60,000	$1.93
$2.07	1,781,000	3.08	$2.07	1,781,000	$2.07
$2.07	587,000	3.08	$2.07	-	$2.07
$2.32	1,544,000	2.09	$2.32	1,544,000	$2.32
$2.61	1,974,900	4.96	$2.61	658,300	$2.61
	10,465,233	2.93	$1.81	7,362,133	$1.73

The weighted average share price at the date of exercise for options exercised during the year ended December 31, 2019 was $2.51 (2018 - $1.96).

During the year ended December 31, 2019, the Corporation recorded total share-based compensation expense of $2,776,000 (2018 – $2,480,000), which related to incentive share options, of which $395,000 (2018 – $368,000) was recorded to mineral properties and $2,381,000 (2018 – $2,112,000) has been charged to income.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Restricted Share Units

Generally RSUs vest one-third upon issuance and one third on each of the first and second anniversary dates of the issuance date.

The changes in RSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount
Balance – December 31, 2018	273,989	$371

RSUs granted	860,000	-
Share-based compensation expense recognized	-	963
RSUs vested	(470,319)	(840)

Balance – December 31, 2019	663,670	$494

Balance – December 31, 2017	398,325	$401

RSUs granted	193,700	-
Share-based compensation expense recognized	-	467
RSUs vested	(318,036)	(497)

Balance – December 31, 2018	273,989	$371

1.	For 2019 the Corporation changed its date for its annual RSU grant from occurring in January of the following year to December of the current year, resulting in the 2019 calendar year having two annual grants.

During the year ended December 31, 2019 the Corporation granted a total of 860,000 RSUs (2018 – 193,700) with a total grant-date fair value determined to be $1,407,000 (2018 - $399,000). Included in general and administrative expenses for the year ended December 31, 2019 is share-based compensation expense of $963,000 (2018 – $467,000) related to RSU awards.

The weighted average share price at the date of vesting for RSUs during the year ended December 31, 2019 was $1.63 (2018 - $1.72).

Deferred Share Units

Only directors of the Corporation are eligible for DSUs and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Corporation.

The changes in DSUs outstanding are summarized as follows:

	Number of shares issued or issuable on vesting	Amount
Balance – December 31, 2018	-	$-

DSUs granted	280,000	-
Share-based compensation expense recognized	-	731
DSUs vested	(280,000)	(731)

Balance – December 31, 2019	-	$-

During the year ended December 31, 2019 the Corporation granted a total of 280,000 DSUs (2018 – nil) with a total grant-date fair value determined to be $731,000 (2018 - $nil). Included in general and administrative expenses for the year ended December 31, 2019 is share-based compensation expense of $731,000 (2018 – $nil) related to DSU awards.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

20.	Revenue from Environmental Services

The Corporation recorded environmental services revenue for the years ending December 31, 2019 and 2018 as follows:

	2019	2018
Environmental services revenue
Fee for service	$20,463	$15,007
Fixed price agreements	8,743	4,873

	$29,206	$19,880

21.	General and Administrative Expenses by Nature of Expense

The Corporation recorded general and administrative expenses for the years ending December 31, 2019 and 2018 as follows:

Corporate

	2019	2018
General and administrative expenses
Depreciation of property, plant and equipment	$88	$94
Depreciation from ROU assets	211	-
Amortization of intangible assets	10	11
Business development and investor relations	382	451
Office, operating and non-operating overheads	583	788
Professional	781	832
Regulatory	205	184
Restructuring costs	-	92
Salaries and contractors	3,176	2,262
Share-based compensation	3,977	2,544
Travel	254	240

	$9,667	$7,498
Environmental Services[1]

	2019		2018
General and administrative expenses
Depreciation of property, plant and equipment	$192		$126
Depreciation from ROU assets	318		-
Amortization of intangible assets	37		39
Business development	547		370
Office, operating and non-operating overheads	1,750		1,262
Professional	395		142
Salaries and contractors	3,976		2,556
Travel	202		177

	$7,417	[1]	$4,672

Total General and Administrative Expenses	$17,084		$12,170

Note:

1.	The environmental services business, AEG, was sold on February 14, 2020. These expenses expenses will no longer be incurred by Alexco after February 14, 2020 (see Subsequent Events Note 31).

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

22.	Mine Site Care and Maintenance

The Corporation recorded mine site care and maintenance expenses for the years ended December 31, 2019 and 2018 as follows:

	2019	2018
Mine site care and maintenance
Depreciation of property, plant and equipment	$1,244	$1,292
Salaries and contractors[1]	288	913
Materials and equipment[1]	143	346
Other expenses[1]	387	52

	$2,062	$2,603

1. Included in mine site care and maintenance costs are refurbishment and mill maintenance costs.

23.	Other Income and expenses

The Corporation recorded other income and expenses for the years ended December 31, 2019 and 2018 as follows:

	2019	2018
Credit Facility fee – warrants	$(389)	$(930)
Interest on lease liabilities	(162)	-
Interest income	164	241
Foreign exchange gain (loss)	(41)	(15)
Other income (expenses)	(83)	(68)

	$(511)	$(772)

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

24.	Income Tax Expense

The major components of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

(a)	The income tax provision differs from the amount that would result from applying the Canadian federal and provincial tax rate to income before taxes. These differences result from the following items:

	2019	2018
Accounting loss before taxes	$(8,095)	$(6,994)
Federal and provincial income tax rate of 27% (2018 – 27%)	(2,186)	(1,888)

Non-deductible permanent differences	977	1,064
Differences in foreign exchange rates	41	-
Effect of difference in tax rates	-	2
Change in deferred tax asset not recognized	1,568	1,100
Flow-through share renunciation	442	1,656
Change in estimate	(43)	(427)
Other	21	-
	820	1,507

Income tax provision	$820	$1,507

(b)	The movement in deferred tax assets and liabilities during the year by type of temporary difference, without taking into consideration the offsetting balances within the same tax jurisdiction, is as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Deferred tax liabilities	Mineral Property Interest	Inventory	Property, Plant and Equipment	Other	Total
December 31, 2017	$(2,873)	$(113)	$(1,464)	$(3,374)	$(7,824)
(Charged) credit to the income statement	(5,046)	-	(598)	(2,930)	(8,554)
Charged to OCI	-	-	-	20	20

December 31, 2018	$(7,919)	$(113)	$(2,062)	$(6,284)	$(16,378)
(Charged) credited to the income statement	(2,117)	-	(32)	(1,726)	(3,875)
Charged to OCI	-	-	-	(2)	(2)

December 31, 2019	$(10,036)	$(113)	$(2,094)	$(8,012)	$(20,255)

Deferred tax assets	Mineral Property Interest	Loss Carry Forward	Property, Plant and Equipment	Decommissioning and Rehabilitation Provision	Other	Total
December 31, 2017	$839	$4,268	$77	$1,364	$661	$7,209
Credited (charged) to the income statement	3,632	2,997	(5)	63	(612)	(6,075)

December 31, 2018	$4,471	$7,265	$72	$1,427	$49	$13,284
Credited (charged) to the income statement	697	1,298	(20)	247	28	2,250

December 31, 2019	$5,168	$8,563	$52	$1,674	$77	$15,534

Net deferred tax liabilities

December 31, 2018						$(3,098)
Charged to the income statement						(1,625)
Charged to OCI						(2)
December 31, 2019						$(4,725)

(c)	At December 31, 2019, the Corporation has unrecognized tax attributes, noted below, that are available to offset future taxable income. The Corporation has not recognized the deferred tax asset on these temporary differences because they relate to entities within the group that have a history of losses and there is not yet adequately convincing evidence that these entities will generate sufficient future taxable income to enable offset.

Tax loss carry forwards	$50,363
Mineral property interest	8,242
Other	8,800
$67,405

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at December 31, 2019, the Corporation has available non-capital losses for income tax purposes in Canada which are available to be carried forward to reduce taxable income in future years and for which no deferred income tax asset has been recognized, and which expire as follows:

Total
2033	$1,838
2034	8,549
2035	6,685
2036	6,643
2037	8,302
2038	7,441
2039	10,905
$50,363

25.	Financial Instruments

Financial Assets and Liabilities

Information regarding the carrying amounts of the Corporation’s financial assets and liabilities is summarized as follows:

	Fair Value Hierarchy Classification	December 31 2019	December 31 2018
Fair value through profit or loss
Warrants	Level 2	$40	$24
Embedded derivative - Wheaton agreement	Level 3	$15,160	$9,671

Fair value through other comprehensive loss
Investment in marketable securities	Level 1	$1,289	$736
		$16,489	$10,431

During the year ended December 31, 2019, the fair value of warrants were estimated using the Black-Scholes option pricing model, assuming a risk-free interest rate of 1.71% (2018 – 1.85%) per annum, an expected life of options of 0.55 to 1.30 years (2018 – 0.62 to 1.98 years), an expected volatility of 75% to 81% (2018 – 72% to 93%) based on historical volatility and no expected dividends (2018 – nil).

During the year ended December 31, 2019, the fair value of the embedded derivative related to the Wheaton agreement was estimated using a probability-based dynamic pricing structure resulting in a mark-to-market adjustment of $5,489,000 (2018 – 3,071,000). The model currently relies upon inputs from the pre-feasibility study dated March 28, 2019, and considers payable ounces delivered and head grade. The model is updated quarterly for the discount rate used and silver price assumptions based on the risk-free yield curve and silver price forward curve at quarter end.

The carrying amounts of all of the Corporation’s other financial assets and liabilities, carried at amortized cost, reasonably approximate their fair values due to their short-term nature.

Financial Instrument Risk Exposure

The Corporation’s activities expose it to a variety of financial risks: market risk (currency risk), credit risk, commodity risk and liquidity risk. Risk management is carried out by management under policies approved by the Board of Directors. Management identifies and evaluates the financial risks in co-operation with the Corporation’s operating units. The Corporation’s overall risk management program seeks to minimize potential adverse effects on the Corporation’s financial performance, in the context of its general capital management objectives as further described in Note 26.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Currency Risk

Substantially all of the Corporation’s property, plant and equipment and mineral properties are located in Canada; all of its mining operations occur in Canada; and a significant majority of its environmental services revenues are earned in Canada. However, if commercial production recommences at the Keno Hill Silver District, the Corporation’s exposure to US dollar currency risk significantly increases as sales of concentrate and the settlement of the Wheaton streaming payments will be effected in US dollars. In addition, a portion of its environmental services revenues, and receivables arising therefrom, are also denominated in US dollars. As well, while a significant majority of the Corporation’s operating costs are denominated in Canadian dollars, it does have some exposure to costs, as some accounts payable and accrued liabilities are denominated in US dollars. The Corporation is exposed to currency risk at the balance sheet date through the following financial assets and liabilities, which are denominated in US dollars:

	December 31 2019	December 31 2018
Cash and cash equivalents	$588	$1,374
Accounts and other receivable	1,282	917
Accounts payable and accrued liabilities	(925)	(649)
Net exposure	$945	$1,642

Based on the above net exposure at December 31, 2019, a 10% depreciation or appreciation of the US dollar against the Canadian dollar would result in an approximately $94,500 decrease or increase respectively in both net and comprehensive loss (2018 – $164,000). The Corporation has not employed any currency hedging programs during the current period.

Credit Risk

Credit risk is the risk of financial loss to the Corporation if a customer or counterparty to a financial instrument fails to meet its obligations. The Corporation’s maximum exposure to credit risk at the balance sheet date under its financial instruments is summarized as follows:

	December 31 2019	December 31 2018
Trade receivables	$5,229	$5,228
Currently due	1,082	1,375
Past due by 90 days or less, not impaired	61	86
Past due by greater than 90 days, not impaired	6,372	6,689

Cash	6,313	3,629
Demand deposits	528	4,947
Term deposits	2,777	2,725
	$15,990	$17,990

Substantially all of the Corporation’s cash, cash equivalents and term deposits are held with major financial institutions in Canada, and management believes the exposure to credit risk with respect to such institutions is not significant. Those financial assets that potentially subject the Corporation to credit risk are primarily receivables. Management actively monitors the Corporation’s exposure to credit risk under its financial instruments, particularly with respect to receivables. The Corporation considers the risk of material loss to be significantly mitigated due to the financial strength of the parties from whom the receivables are due, including with respect to trade accounts receivable as the Corporation’s major customers include government organizations as well as substantial corporate entities. The Corporation historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on payments which would lead to potential impairment. Receivables that are past due by greater than 90 days have been subsequently collected.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

Commodity Risk

The Corporation is subject to commodity price risk from fluctuations in the market prices for silver, lead and zinc. Commodity price risks are affected by many factors that are outside the Corporation’s control including the supply of and demand for metals, inflation, global consumption patterns and political and economic conditions. The financial instrument impacted by commodity prices for the Corporation is the embedded derivative asset. The fair value of the embedded derivative asset is highly correlated to the market price of these metals. The Corporation is exposed to commodity risk at the balance sheet date through the fair value adjustments of its embedded derviate asset:

	December 31 2019	December 31 2018
Embedded derivative asset	$15,160	$9,671
Total exposure	$15,160	$9,671

Based on the above exposure, the fair value of the embedded derivative asset with a 10% change in the prevailing commodity prices as at December 31, 2019, with all other variables constant, would result in an approximately $1,516,000 decrease or increase respectively in both net and comprehensive loss (2018 – $967,000). The Corporation has not employed any commodity hedging programs during the current period.

Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its obligations associated with financial liabilities. The Corporation has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements as well as the growth and development of its mining projects. The Corporation coordinates this planning and budgeting process with its financing activities through the capital management process described in Note 26. The Corporation’s financial liabilities are comprised of its accounts payable and accrued liabilities, the contractual maturities of which at the balance sheet date are summarized as follows:

	December 31 2019	December 31 2018
Accounts payable and accrued liabilities with contractual maturities
Within 90 days or less	$5,143	$7,210
In later than 90 days, not later than one year	-	-
	$5,143	$7,210

26.	Management of Capital

The capital managed by the Corporation includes the components of shareholders’ equity as described in the consolidated statements of shareholders’ equity. The Corporation is not subject to externally imposed capital requirements.

The Corporation’s objectives of capital management are to create long-term value and economic returns for its shareholders. It does this by seeking to maximize the availability of finance to fund the growth and development of its mining projects, and to support the working capital required to maintain its ability to continue as a going concern. The Corporation manages its capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of its assets, seeking to limit shareholder dilution and optimize its cost of capital while maintaining an acceptable level of risk. To maintain or adjust its capital structure, the Corporation considers all sources of finance reasonably available to it, including but not limited to issuance of new capital, issuance of new debt and the sale of assets in whole or in part, including mineral property interests. The Corporation’s overall strategy with respect to management of capital at December 31, 2019 remains fundamentally unchanged from the year ended December 31, 2018.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

27.	Supplemental Cash Flow Information

Supplemental cash flow information with respect to the year ended December 31, 2019 and 2018 is summarized as follows:

	2019	2018

Operating Cash Flows Arising From Interest and Taxes
Interest received	$140	$129

Non-Cash Investing and Financing Transactions
Capitalization of share-based compensation to mineral properties	$395	$368
Capitalization of depreciation to mineral properties	$325	$375
Capitalization of re-estimation of decommissioning and rehabilitation provision	$853	$163
Share issuance costs (non-cash)	$104	$-
Increase in non-cash working capital related to:
Mineral properties	$505	$311

28.	Segmented Information

The Corporation had two operating segments during the years ended December 31, 2019 and 2018, being firstly mining operations, including care and maintenance of the formerly operating Bellekeno mine, producing silver, lead and zinc in the form of concentrates (suspended in September 2013), as well as exploration, underground development and evaluation activities; and secondly environmental services carried out through AEG, providing consulting and project management services in respect of environmental permitting and compliance and site remediation and reclamation. The Corporation’s executive head office and general corporate administration are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. An operating segment is a component of an entity that engages in business activities, operating results are reviewed by the chief operating decision maker with respect to resource allocation and for which discrete financial information is available. The chief operating decision maker for the Corporation is the Chief Executive Officer. Inter-segment transactions are recorded at amounts that reflect normal third-party terms and conditions, with inter-segment profits eliminated from the cost base of the segment incurring the charge. Revenue from non-Canadian customers of both operating segments was derived primarily from the United States. During the year ended December 31, 2019, AEG charged the Mining segment $830,000 in normal course of business at third-party terms. The profit component of those fees have been eliminated in the below table.

Segmented information as at and for the year ended December 31, 2019 and 2018 is summarized as follows:

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

As at and for the year ended December 31, 2019	Environmental Services	Mining	Corporate and Other	Total
Segment revenues
External customers
Canadian	$20,076	$-	$-	$20,076
Non-Canadian	9,130	-	-	9,130
Total revenues as reported	29,206	-	-	29,206

Cost of sales	23,130	-	-	23,130
Depreciation and amortization	548	1,244	307	2,099
Share-based compensation	-	-	3,977	3,977
Other G&A expenses	6,871	69	5,314	12,254
Mine site care and maintenance	-	818	-	818
Foreign exchange (gain) loss	5	(5)	41	41
Loss on investments	-	1	2	3
Loss on equity investments	-	-	-	-
Gain on derivative asset	-	(5,489)	-	(5,489)
Other (income) loss	57	78	333	468

Segment income (loss) before taxes	$(1,405)	$3,284	$(9,974)	$(8,095	)(i)

Total assets	$9,509	$125,878	$9,966	$145,353
Total liabilities	$2,898	$12,426	$3,359	$18,683

As at and for year ended December 31, 2018	Environmental Services	Mining	Corporate and Other	Total
Segment revenues
External customers
Canadian	$13,105	$-	$-	$13,105
Non-Canadian	6,775	-	-	6,775
Total revenues as reported	19,880	-	-	19,880

Cost of sales	13,828	-	-	13,828
Depreciation and amortization	165	1,292	105	1,562
Share-based compensation	-	-	2,544	2,544
Other G&A expenses	4,507	86	5,701	10,294
Mine site care and maintenance	-	1,311	-	1,311
Foreign exchange (gain) loss	35	9	(29)	15
Loss on investments		113	459	572
Gain on derivative asset	-	(3,071)	-	(3,071)
Other (income) loss	(8)	68	(241)	(181)

Segment income (loss) before taxes	$1,353	$192	$(8,539)	$(6,994	)(i)

Total assets	$11,462	$113,341	$8,215	$133,018
Total liabilities	$4,116	$10,284	$1,988	$16,388

(i)	Represents consolidated loss before taxes.

For the year ended December 31, 2019, revenue from two customers of the Corporation’s Environmental Services segment represents approximately $15,500,000 of the Corporation’s consolidated revenue.

ALEXCO RESOURCE CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(figures in tables are expressed in thousands of Canadian dollars, except per share amounts)

29.	Related Party Transactions

The Corporation’s related parties include its subsidiaries and key management personnel. Key management includes the Corporation’s Board of Directors and members of senior management. Key management compensation for the years ended December 31, 2019 and 2018 was as follows:

	2019	2018
Salaries and other short-term benefits	$2,614	$2,130
Share-based compensation	2,990	2,513
	$5,604	$4,643

30.	Commitments

As at December 31, 2019, the Corporation’s contractual obligations are as follows:

(a)	The Corporation’s other contractual obligations, including with respect to capital asset expenditures, totaled approximately $360,000.

(b)	As a consequence of its commitment to renounce deductible exploration expenditures to the purchasers of flow-through shares, the Corporation is required to incur further renounceable exploration expenditures totaling $1,952,000 by December 31, 2020.

31.	Subsequent Event

On February 14, 2020, the Corporation entered into a Share Purchase Agreement (the “Agreement”) for the sale of Alexco Environmental Group (“AEG”) (refer to Note 28 - Environmental Services Operating Segment), to AEG’s Executive Management (“AEG Management”) led by AEG’s President (a related party due to the AEG President being a key member of management of Alexco). Under the terms of the Agreement, AEG Management purchased all of the shares of AEG in consideration for payment to Alexco of $13,350,000. On closing of the transaction, AEG Management paid $12,100,000 in cash, with the balance of $1,250,000 payable pursuant to a promissory note that matures on February 14, 2021.